UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2024
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2024

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except share and per share amounts)	2024	2023
	$	$
Revenues (note 3)	365,050	418,701
Voyage expenses	(116,531)	(124,187)
Vessel operating expenses	(60,010)	(60,922)
Time-charter hire expenses (note 8)	(19,516)	(12,945)
Depreciation and amortization	(23,318)	(23,975)
General and administrative expenses	(16,798)	(15,216)
Gain on sale of assets (note 12)	11,601	—
Restructuring charges (note 13)	—	(1,619)
Income from vessel operations	140,478	179,837
Interest expense	(4,897)	(11,377)
Interest income	9,035	5,588
Realized and unrealized loss on derivative instruments (note 9)	—	(98)
Equity income	1,368	1,130
Other - net	(1,068)	(2,566)
Net income before income taxes	144,916	172,514
Income tax recovery (expense) (note 14)	2,847	(2,601)
Net income	147,763	169,913
Net income attributable to non-controlling interests	(93,127)	(121,150)
Net income attributable to the shareholders of Teekay Corporation	54,636	48,763
Per common share attributable to the shareholders of Teekay Corporation (note 15)
• Basic income	0.59	0.49
• Diluted income	0.57	0.48
Weighted average number of common shares outstanding (note 15)
• Basic	92,802,278	98,521,611
• Diluted	95,034,041	100,476,663

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2024	2023
	$	$
Net income	147,763	169,913
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	20

Other comprehensive income	—	20
Comprehensive income	147,763	169,933
Comprehensive income attributable to non-controlling interests	(93,127)	(121,150)
Comprehensive income attributable to shareholders of Teekay Corporation	54,636	48,783

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at March 31, 2024	As at December 31, 2023
	$	$
ASSETS
Current
Cash and cash equivalents (notes 10 and 16)	550,692	480,080
Short-term investments (note 10)	110,393	172,604
Restricted cash – current (notes 10 and 16)	679	691
Accounts receivable	109,075	117,794
Accrued revenue	86,208	70,026
Bunker and lube oil inventory	54,868	53,219
Assets held for sale	36,505	11,910
Prepaid expenses	15,291	15,624
Total current assets	963,711	921,948
Vessels and equipment
At cost, less accumulated depreciation of $534.1 million (2023 - $440.9 million)	1,099,967	929,237
Vessels related to finance leases, at cost, less accumulated amortization of $nil (2023 – $92.4 million) (note 8)	—	228,973
Operating lease right-of-use assets (note 8)	65,870	76,314
Total vessels and equipment	1,165,837	1,234,524
Investment in and loan to equity-accounted investment	17,098	15,731
Goodwill, intangibles and other non-current assets (note 5)	28,009	24,435
Total assets	2,174,655	2,196,638
LIABILITIES AND EQUITY
Current
Accounts payable	29,998	33,954
Accrued liabilities and other (note 6)	69,596	82,468
Current obligations related to finance leases (notes 8 and 10)	—	20,517
Current portion of operating lease liabilities (note 8)	30,802	35,882
Total current liabilities	130,396	172,821
Long-term obligations related to finance leases (notes 8 and 10)	—	119,082
Long-term operating lease liabilities (note 8)	35,068	40,432
Other long-term liabilities (note 6)	63,133	63,957
Total liabilities	228,597	396,292
Commitments and contingencies (notes 7, 8, 9, 10 and 17)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 91,378,415 shares outstanding and 91,390,668 shares issued (2023 – 91,006,182 shares outstanding and 92,379,826 shares issued)) (note 11)	946,233	945,471
Accumulated deficit	(159,898)	(213,193)
Non-controlling interest	1,159,723	1,068,068
Total equity	1,946,058	1,800,346
Total liabilities and equity	2,174,655	2,196,638

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2024	2023
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	147,763	169,913
Non-cash and non-operating items:
Depreciation and amortization	23,318	23,975
Gain on sale of assets (note 12)	(11,601)	—
Other	(1,756)	7,765
Change in operating assets and liabilities:
Change in other operating assets and liabilities	(26,600)	(44,755)
Expenditures for dry docking	(721)	(1,465)
Net operating cash flow	130,403	155,433
FINANCING ACTIVITIES
Scheduled repayments of long-term debt (note 7)	—	(21,184)
Proceeds from short-term debt	—	25,000
Prepayments of short-term debt	—	(25,000)
Prepayment of obligations related to finance leases (note 8)	(136,955)	(164,252)
Scheduled repayments of obligations related to finance leases	(5,213)	(13,397)
Distributions from subsidiaries to non-controlling interests	(6,111)	—
Issuance of common stock upon exercise of stock options by Teekay Tankers	2,786	—
Repurchase of Teekay Corporation common shares (note 11)	(86)	(14,845)
Other financing activities	710	(410)
Net financing cash flow	(144,869)	(214,088)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment (note 12)	23,425	—
Expenditures for vessels and equipment	(570)	(442)
Maturity of short-term investments	62,211	1,748
Net investing cash flow	85,066	1,306
Increase (decrease) in cash, cash equivalents and restricted cash	70,600	(57,349)
Cash, cash equivalents and restricted cash, beginning of the period	480,771	316,706
Cash, cash equivalents and restricted cash, end of the period	551,371	259,357

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
Net income	—	—	54,636	—	93,127	147,763
Dividends declared	—	—	—	—	(6,156)	(6,156)
Repurchase of common shares	(12)	(115)	29	—	—	(86)
Equity-based compensation	384	877	—	—	—	877
Changes to non-controlling interest from equity contributions and other	—	—	(1,370)	—	4,684	3,314
Balance as at March 31, 2024	91,378	946,233	(159,898)	—	1,159,723	1,946,058

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	48,763	—	121,150	169,913
Other comprehensive income	—	—	—	20	—	20
Repurchase of common shares	(2,719)	(25,852)	11,007	—	—	(14,845)
Equity-based compensation	428	1,652	—	—	—	1,652
Changes to non-controlling interest from equity contributions and other	—	—	48	—	853	901
Balance as at March 31, 2023	96,027	997,840	(336,787)	(1,952)	868,146	1,527,247
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1. Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 15, 2024.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2024, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those third-party vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as intangible assets in the unaudited consolidated balance sheet as at March 31, 2024 (see note 5). The Company classifies these EUAs as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. In addition, the Company has recorded an obligation related to its emissions level for the three months ended March 31, 2024 as part of other long-term liabilities in the unaudited consolidated balance sheet as at March 31, 2024 (see note 6) and voyage expenses in the unaudited consolidated statement of income for the three months ended March 31, 2024. The measurement of both the other long-term liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of the vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held will be recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company is required to surrender EUAs through its Union Registry account in September 2025 to cover its vessels' annual emissions for the year ending December 31, 2024.
2. Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued the Accounting Standards Update (or ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:

•Significant to the segment,
•Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
•Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ending December 31, 2024. The standard is not expected to have a significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charter contracts and time charter contracts.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties, primarily operational and maintenance marine services through its Australian operations. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Revenue Table

The following tables contain the Company’s revenue for the three months ended March 31, 2024 and 2023, by contract type, and by segment:

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	328,941	—	328,941	384,744	—	384,744
Time charters	5,123	—	5,123	7,010	—	7,010
Management fees and other	4,279	26,707	30,986	2,903	24,044	26,947
Total revenue	338,343	26,707	365,050	394,657	24,044	418,701
Charters-out

As at March 31, 2024, one (December 31, 2023 - two) of the Company’s vessels operated under a fixed-rate time-charter contract, which is scheduled to expire in September 2024. As at March 31, 2024, the minimum scheduled future revenue to be received by the Company under the time charter then in place was approximately $7.0 million (remainder of 2024) (December 31, 2023 - $12.1 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after March 31, 2024 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities

As at March 31, 2024, the Company had $2.5 million (December 31, 2023 - $3.4 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in accrued liabilities and other on the Company's unaudited consolidated balance sheets.
4. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay Parent, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders.

The following table includes the Company’s revenues by segment for the three months ended March 31, 2024 and 2023:

	Revenues
	Three Months Ended March 31,
	2024	2023
	$	$
Teekay Tankers - Conventional Tankers	338,343	394,657
Teekay Parent - Marine Services and Other	26,707	24,044
	365,050	418,701

The following table includes the Company’s income (loss) from vessel operations by segment for the three months ended March 31, 2024 and 2023:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended March 31,
	2024	2023
	$	$
Teekay Tankers - Conventional Tankers	139,241	181,851
Teekay Parent - Marine Services and Other	1,237	(2,014)
	140,478	179,837

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	March 31, 2024	December 31, 2023
	$	$
Teekay Tankers – Conventional Tankers	1,475,810	1,508,243
Teekay Parent – Marine Services and Other	37,815	35,840
Cash and cash equivalents	550,692	480,080
Short-term investments	110,393	172,604
Eliminations	(55)	(129)
Consolidated total assets	2,174,655	2,196,638
5. Intangible Assets
Intangible assets are included in goodwill, intangibles and other non-current assets on the Company's unaudited consolidated balance sheets.

As part of the EU ETS requirements as described in note 1, during the three months ended March 31, 2024, the Company acquired EUAs for $1.3 million, which were recorded as an indefinite-lived intangible asset in the unaudited consolidated balance sheet as at March 31, 2024.

As at March 31, 2024 and December 31, 2023, the Company’s intangible assets consisted of:

	As at
	March 31, 2024	December 31, 2023
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.1 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	566	658
EUAs, at cost	1,278	—
Intangible assets	1,844	658
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the three months ended March 31, 2024 and March 31, 2023 was $0.1 million and $0.1 million, respectively. Amortization of the customer relationships for the remaining years subsequent to March 31, 2024 is expected to be $0.3 million (remainder of 2024) and $0.3 million (2025).

6. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	March 31, 2024	December 31, 2023
	$	$
Accrued liabilities	60,896	73,320
Deferred revenues – current	2,533	3,402
Office lease liability – current	3,027	2,527
Asset retirement obligation – current	3,140	3,219
	69,596	82,468

Other Long-Term Liabilities

	March 31, 2024	December 31, 2023
	$	$
Freight tax provisions (note 14)	43,174	47,813
Pension liabilities	6,398	6,594
Office lease liability – long-term	11,058	8,764
Obligation related to EU ETS	2,034	—
Other	469	786
	63,133	63,957

Obligation Related to EU ETS

As part of the EU ETS requirements as described in note 1, for the three months ended March 31, 2024, the Company recorded an obligation of $2.0 million, which was included as part of other long-term liabilities in the unaudited consolidated balance sheet as at March 31, 2024. This amount includes an accrual of $0.7 million, representing the difference between the total emissions liability and the carrying value of the EUAs held as at March 31, 2024. In addition, a corresponding expense of $2.0 million was included as part of voyage expenses in the unaudited consolidated statement of income for the three months ended March 31, 2024.

Asset Retirement Obligations

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling which is expected to be completed in mid-2024. As at March 31, 2024, the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation (or ARO) relating to recycling costs was $3.1 million.
7. Long-Term Debt
On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the three months ended March 31, 2023, Teekay Parent repurchased the remaining principal amount of the Convertible Notes of $21.2 million. The estimated fair value (Level 2) of the Convertible Notes was $nil as of March 31, 2024 (December 31, 2023 - $nil).

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5%. Thereafter, the Company had no long-term debt outstanding.

As at March 31, 2024, Teekay Tankers had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $321.8 million (December 31, 2023 - $321.8 million), of which $321.8 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of March 31, 2024, the total amount available under the 2023 Revolver was scheduled to decrease by $67.8 million (remainder of 2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). As of March 31, 2024, the 2023 Revolver was collateralized by 19 of Teekay Tankers' vessels, together with other related security.

The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that Teekay Tankers either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tankers' option. As at March 31, 2024, the hull coverage ratio was not applicable due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt. As at March 31, 2024, Teekay Tankers was in compliance with all covenants in respect of the 2023 Revolver.
8. Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

As at March 31, 2024, minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $46.5 million (remainder of 2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028) and $6.6 million (thereafter).

Obligations Related to Finance Leases

	March 31, 2024	December 31, 2023
	$	$

Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082

As at March 31, 2024, Teekay Tankers had no remaining sale-leaseback financing transactions. The eight vessels that Teekay Tankers had under sale-leaseback financing transactions as at December 31, 2023 were repurchased and delivered in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.
9. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2024, the Company was not committed to any foreign currency forward contracts.

Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of income. As at March 31, 2024, the Company maintains restricted cash deposits relating to FFAs (see Note 16); however, the Company was not committed to any FFAs.

Interest Rate Risk

From time to time, the Company enters into interest rate swap agreements, which exchange a receipt of floating-rate interest for a payment of fixed-rate interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at March 31, 2024, Teekay Tankers was not committed to any interest rate swap agreements.

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivatives in the unaudited consolidated statements of income as follows:

	Three Months Ended March 31,
	2024	2023
	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	—	496
Forward freight agreements	—	(10)
	—	486
Unrealized gains (losses) relating to:
Interest rate swap agreement	—	(584)
	—	(584)
Total realized and unrealized gains (losses) on derivative instruments	—	(98)

The Company is exposed to credit loss, to the extent that the fair value of any then-existing interest rate swap agreement represents an asset, in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
10. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 10" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

As part of the EU ETS requirements as described in note 1, for the three months ended March 31, 2024, the Company recorded an obligation related to EU ETS which was included as part of other long-term liabilities in the unaudited consolidated balance sheet as at March 31, 2024. This amount includes an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at March 31, 2024. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period.

The following table includes the estimated fair value and carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 16)	Level 1	551,371	551,371	480,771	480,771
Short-term investments	Level 1	110,393	110,393	172,604	172,604
Obligation relating to EU ETS (note 6)	Level 2	(2,034)	(2,034)	—	—
Other
Advances to equity-accounted joint venture – long-term	Level 2	2,880	(1)	2,880	(1)
Obligations related to finance leases, including current portion (note 8)	Level 2	—	—	(139,599)	(143,968)

(1)In these unaudited consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at March 31, 2024, the fair value of the individual components of such aggregate interests is not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

11. Capital Stock
The authorized capital stock of Teekay as at March 31, 2024 and December 31, 2023 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2024 and December 31, 2023, Teekay had no shares of preferred stock that were issued and outstanding.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the three months ended March 31, 2024, Teekay repurchased 12,253 common shares for $86,554, or an average of $7.06 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of capital stock of $115,394 and a reduction to accumulated deficit of $28,595. As at March 31, 2024, the total remaining share repurchase authorization was $19.1 million.

During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million common shares for $50.7 million, or an average of $5.69 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of capital stock of $84.3 million and a reduction to accumulated deficit of $33.6 million.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue common shares at market prices up to a maximum aggregate amount of $65.0 million. No shares of common stock were issued under this COP prior to its expiration in January 2024.
12. Gain on Sale of Assets
During the three months ended March 31, 2024, Teekay Tankers completed the sale of one Aframax / LR2 tanker for $23.5 million, with Teekay Tankers recognizing a related gain on sale of $11.6 million.
13. Restructuring Charges
During the three months ended March 31, 2024, the Company recorded restructuring charges of $nil (March 31, 2023 - $1.6 million). The 2023 charges were primarily related to organizational changes made to its commercial and technical operations teams.

As at March 31, 2024 and December 31, 2023, $nil and $0.7 million, respectively, of restructuring liabilities were included in accrued liabilities and other on the unaudited consolidated balance sheets.
14. Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended March 31,
	2024	2023
	$	$
Current	3,001	(2,534)
Deferred	(154)	(67)
Income tax recovery (expense)	2,847	(2,601)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities on the Company's unaudited consolidated balance sheets:

	Three Months Ended March 31,
	2024	2023
	$	$
Balance as at January 1	47,813	42,477
Increases for positions related to the current year	508	1,538
Increases for positions related to prior years	990	1,634
Decreases for positions taken in prior years	(3,303)	(400)
Decrease related to expiry of limitation period	(2,088)	(1,229)
Foreign exchange (gain) loss	(746)	596
Balance as at March 31	43,174	44,616

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.

The Company does not currently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
15. Net Income Per Share

	Three Months Ended March 31,
	2024	2023
	$	$
Net income attributable to the shareholders of Teekay Corporation - basic	54,636	48,763

Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(463)	(622)
Net income attributable to the shareholders of Teekay Corporation - diluted	54,173	48,141

Weighted average number of common shares (1)	92,802,278	98,521,611
Dilutive effect of equity-based awards	2,231,763	1,955,052
Common stock and common stock equivalents	95,034,041	100,476,663

Net income per common share
- Basic	0.59	0.49
- Diluted	0.57	0.48
(1) Includes 716,528 shares of common stock related to non-forfeitable equity-based awards for the three months ended March 31, 2024 (three months ended March 31, 2023 - 803,943 shares of common stock).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income per common share are excluded from diluted income per common share. For the three months ended March 31, 2024, 2.3 million shares of common stock from equity-based awards (three months ended March 31, 2023 - 2.3 million shares) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
16. Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	March 31, 2024	December 31, 2023	March 31, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	550,692	480,080	252,519	309,857
Restricted cash – current (1)	679	691	3,703	3,714
Restricted cash – non-current (2)	—	—	3,135	3,135
	551,371	480,771	259,357	316,706
(1)    The Company maintained restricted cash deposits relating to certain FFAs (see note 9).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases as described in note 8.

There were non-cash items related to operating lease right-of-use assets and operating lease liabilities of $56.2 million during the three months ended March 31, 2024.

17. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income of $147.8 million and consolidated cash flows from operating activities of $130.4 million during the three months ended March 31, 2024, and had a consolidated working capital surplus of $833.3 million as at March 31, 2024. This working capital surplus included $110.4 million of short-term investments.

Based on the Company’s liquidity at the date these consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements (or unaudited consolidated financial statements) and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

Overview

Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at March 31, 2024, we owned 5,168,785 Class A common shares and 4,625,997 Class B common shares in Teekay Tankers, representing a 28.6% economic interest and a majority of its voting power.

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia. Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility. We believe our strong balance sheet positions us well to pursue future investments both in the broader shipping space as well as other markets as the world pushes for greater energy diversification and a lower environmental footprint, where we believe we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

Teekay Parent's assets primarily consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a net cash and short-term investments position of approximately $291 million as at March 31, 2024.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 for information about risks to us and our business, including risks relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel/Gaza Strip and Ukraine.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues		Income (loss) from Vessel Operations
	Three Months ended		Three Months ended
(in thousands of U.S. Dollars)	March 31,		March 31,
	2024	2023	2024	2023
Teekay Tankers	338,343	394,657	139,241	181,851
Teekay Parent	26,707	24,044	1,237	(2,014)
Teekay Corporation Consolidated	365,050	418,701	140,478	179,837

Summary

Teekay's consolidated income from vessel operations was $140.5 million for the three months ended March 31, 2024, compared to consolidated income from vessel operations of $179.8 million for the same period of the prior year. The primary reasons for this change in our consolidated income from vessel operations are as follows:

•a decrease of $55.3 million as a result of lower overall average realized spot "time-charter equivalent" (or TCE) rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers, and Long Range 2 (or LR2) tankers in the first quarter of 2024 compared to the same period in the prior year; and

•a decrease of $7.9 million due to a reduction in Teekay Tankers' fleet related to the sale of one Aframax / LR2 tanker during the fourth quarter of 2023 and one Aframax / LR2 tanker during the first quarter of 2024;

partially offset by:

•an increase of $11.6 million from Teekay Tankers' gain on sale of one of the above-mentioned Aframax / LR2 tankers in the first quarter of 2024;

•an increase of $5.7 million for Teekay Tankers due to fewer off-hire days in the first quarter of 2024, primarily related to the timing of dry dockings compared to the same period in the prior year;

•an increase of $2.3 million due to the addition of three Aframax / LR2 tankers that were delivered to Teekay Tankers during the first quarter of 2023; and

•an increase of $2.8 million from Teekay Parent due to improved results from ship management services in Australia during the first quarter of 2024 and other miscellaneous variances.

Teekay Tankers

As at March 31, 2024, Teekay Tankers owned 42 double-hulled oil and product tankers and time chartered-in seven Aframax / LR2 and one Suezmax tanker. Teekay Tankers also owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers

Vessel Sale

During the fourth quarter of 2023, Teekay Tankers agreed to sell one Aframax / LR2 tanker for $23.5 million, which resulted in a gain on sale of $11.6 million during the three months ended March 31, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its new owner in February 2024.

Vessel Sale-Leaseback Repurchases

In March 2024, Teekay Tankers completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. The vessels currently are unencumbered.
European Union Emissions Trading System (or EU ETS)

As of January 1, 2024, as part of its compliance with the EU ETS requirements, Teekay Tankers has acquired EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. During the three months ended March 31, 2024, Teekay Tankers acquired EUAs for $1.3 million on the secondary market. As at March 31, 2024, Teekay Tankers recorded an indefinite-lived intangible asset of $1.3 million in relation to the purchased EUAs and a long-term liability of $2.0 million in relation to its obligation under EU ETS. In addition, Teekay Tankers recorded voyage expenses of $2.0 million for the three months ended March 31, 2024.

Operating Results – Teekay Tankers

In accordance with GAAP, Teekay Tankers reports gross revenues in its unaudited consolidated statements of income and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for the three months ended March 31, 2024 and 2023:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended
	March 31,
	2024	2023
Revenues	338,343	394,657
Voyage expenses	(116,531)	(124,187)
Net revenues (1)	221,812	270,470
Vessel operating expenses	(37,495)	(38,182)
Time-charter hire expenses	(19,516)	(12,945)
Depreciation and amortization	(23,318)	(23,975)
General and administrative expenses	(13,843)	(12,269)
Gain on sale of vessel	11,601	—
Restructuring charges	—	(1,248)
Income from vessel operations	139,241	181,851

Equity income	1,368	1,130

Calendar-Ship-Days (2)	4,570	4,460
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)Calendar-ship-days presented relate to only owned and chartered-in consolidated vessels.

Net Revenues. Net revenues were $221.8 million for the three months ended March 31, 2024, compared to $270.5 million for the same period in the prior year.

The decrease for the three months ended March 31, 2024 compared to the same period in the prior year was primarily the result of:

•a decrease of $55.3 million for the three months ended March 31, 2024 due to lower overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers compared to the same period in the prior year; and

•a net decrease of $3.2 million for the three months ended March 31, 2024, due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023;

partially offset by:

•an increase of $5.7 million for the three months ended March 31, 2024 due to fewer off-hire days related to the timing of dry dockings compared to the same period in the prior year;

•an increase of $2.2 million for the three months ended March 31, 2024 due to one extra calendar day compared to the same period in the prior year; and

•an increase of $1.7 million for the three months ended March 31, 2024 primarily due to one vessel returning from a time charter-out contract during the first quarter of 2023 and earning a higher average spot rate compared to its previous fixed rate.
Vessel Operating Expenses. Vessel operating expenses were $37.5 million for the three months ended March 31, 2024, compared to $38.2 million for the same period in the prior year. The net decrease was primarily due to a decrease of $1.2 million resulting from the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, as well as a decrease of $1.0 million resulting from lower repair costs on certain vessels during the first quarter of 2024, partially offset by an increase of $1.3 million related to higher non-recurring expenditures for ship management during the first quarter of 2024.

Time-charter Hire Expenses. Time-charter hire expenses were $19.5 million for the three months ended March 31, 2024, compared to $12.9 million for the same period in the prior year. The increase was primarily due to an increase of $4.2 million resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023, an increase of $1.7 million resulting from more hire days for a chartered-in tanker during the first quarter of 2024 due to its dry dock during the first quarter of 2023, as well as an increase of $1.0 million resulting from an increase in daily hire rates for two Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023.

Depreciation and Amortization. Depreciation and amortization was $23.3 million for the three months ended March 31, 2024, compared to $24.0 million for the same period in the prior year. The decrease was primarily due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and first quarter of 2024.

General and Administrative Expenses. General and administrative expenses were $13.8 million for the three months ended March 31, 2024, compared to $12.3 million for the same period in the prior year. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes.

Gain on Sale of Vessel. The gain on sale of vessel of $11.6 million for the three months ended March 31, 2024, was related to the sale of one Aframax / LR2 tanker in February 2024.

Restructuring Charges. Restructuring charges of $1.2 million for the three months ended March 31, 2023, were related to organizational changes made to Teekay Tankers' commercial and technical operations teams.

Equity Income. Equity income was $1.4 million for the three months ended March 31, 2024, compared to $1.1 million for the same period in the prior year. The increase was primarily due to higher spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Tanker Market

Mid-size crude tanker spot rates strengthened during the first quarter of 2024 due to a combination of firm tanker tonne-mile demand, limited fleet supply growth, and seasonal weather delays. Geopolitical events linked to the conflict in Ukraine and instability in the Middle East added to spot rate volatility by disrupting seaborne trade patterns and increasing average voyage distances during the quarter. These factors have continued to support spot tanker rates during the second quarter of 2024 to date, with rates remaining at firm levels.

The global economy continues to show signs of resilience and global oil demand is projected to grow by 1.5 mb/d in both 2024 and 2025 as per the average of forecasts from the International Energy Agency (or IEA), the U.S. Energy Information Administration (or EIA) and OPEC. The majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic basin led by the United States, Brazil, Guyana, and Canada. The commissioning of the Trans Mountain Pipeline expansion, which is expected to bring an additional 590,000 barrels of oil per day to the port of Vancouver, Canada from the second quarter of 2024, should also be a positive development for mid-size tanker demand. The Vancouver terminal is restricted to Aframax vessels and is relatively far from the main Aframax trade lanes, thereby increasing the tonne-mile impact.

Geopolitical events continue to shape seaborne oil flows and have led to trade disruption and greater voyage distances in recent months. Ongoing attacks on merchant shipping in the Red Sea have led to an increasing number of vessels taking the much longer route around the Cape of Good Hope (or COGH) instead of the Suez Canal, creating significant additional tonne-mile demand. This has been most evident in the LR2 market with European diesel and other refined product imports from the Middle East and India predominantly sailing via the COGH since the start of the year and giving rise to a very firm and volatile LR2 spot market. Crude oil movements have also been impacted, which has strengthened mid-size crude tanker rates.

In recent weeks, Ukraine has increased its attacks on Russian oil infrastructure, including several refineries. This has led to a decrease in Russian refining capacity, which has freed up more crude oil for export, with Russian crude oil exports on a rising trend since the start of the year and reaching a six-month high in April 2024. While Teekay Tankers does not transport Russian oil, an increase in Russian crude oil exports impacts the wider tanker market by increasing tonne-mile demand for mid-size tankers, given that almost all Russian crude now flows long-haul to India and China on Aframax and Suezmax vessels.
Fleet supply fundamentals continue to look positive, despite an increase in the pace of new tanker orders in recent months. Just 2.4 million deadweight (or mdwt) of new tankers were delivered into the fleet during the first quarter of 2024, which is the lowest delivery total for a first quarter since 1989. Deliveries are expected to remain very low through the remainder of the year, and we expect tanker fleet growth will be close to zero in 2024. Looking further ahead, we believe the combination of a small orderbook, an aging tanker fleet, and a lack of shipyard capacity until mid-2027 should ensure that fleet growth remains low over the next two to three years.

In summary, the Company retains a positive view of the tanker market due to a combination of strong tanker tonne-mile demand growth and low tanker fleet supply growth, with geopolitical factors and resultant trade disruption likely adding to tanker spot rate volatility in both the near and medium term.

Teekay Parent

Teekay Parent's Marine Services and Other segment contains Teekay Parent's Australian operations, which provide operational and maintenance marine services in Australia to the Australian government and to another third-party, and Teekay Parent's corporate general and administrative expenses. As at March 31, 2024, Teekay Parent had no direct interests in any vessels or FPSO units.

Teekay Parent delivered its last 100%-owned FPSO unit, the Petrojarl Foinaven, to a European-based shipyard for green recycling in October 2022. The green recycling of the FPSO unit is expected to be completed by mid-2024.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three months ended March 31, 2024 and 2023:

	Marine Services and Other
(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended
	March 31,
	2024	2023
Revenues	26,707	24,044
Vessel operating expenses	(22,515)	(22,740)
General and administrative expenses (1)	(2,955)	(2,947)
Restructuring charges	—	(371)
Income (loss) from vessel operations	1,237	(2,014)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

Income from vessel operations for Teekay Parent’s Marine Services and Other segment was $1.2 million for the three months ended March 31, 2024, compared to a loss from vessel operations of $2.0 million, for the same period in the prior year. The changes in results were primarily due to:

•an increase in income from vessel operations of $2.8 million from our ship management services in Australia; and

•a decrease of $0.4 million in restructuring charges due to reorganization activities for the three months ended March 31, 2023.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three months ended March 31, 2024 and 2023:

(in thousands of U.S. Dollars)	Three Months ended
	March 31,
	2024	2023
Interest expense	(4,897)	(11,377)
Interest income	9,035	5,588
Realized and unrealized losses on derivative instruments	—	(98)
Other - net	(1,068)	(2,566)
Income tax recovery (expense)	2,847	(2,601)

Interest expense. Interest expense decreased to $4.9 million for the three months ended March 31, 2024, compared to $11.4 million for the same period in the prior year primarily due to Teekay Tankers' repurchase of 11 Aframax / LR2 tankers and eight Suezmax tankers during 2023, all of which were previously held under sale-leaseback arrangements and due to the maturity of Teekay's 5% Convertible Senior Notes (or Convertible Notes) in January 2023 (see "Item 1 – Financial Statements: Note 7 – Long-Term Debt" for further details).

Interest income. Interest income increased to $9.0 million for the three months ended March 31, 2024, compared to $5.6 million for the same period in the prior year. The increase was primarily due to higher cash balances earning higher interest rates.

Realized and unrealized loss on derivative instruments. Realized and unrealized loss on derivative instruments was $nil for the three months ended March 31, 2024, compared to $0.1 million for the same period in the prior year.

From time to time, Teekay Tankers enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce Teekay Tankers' exposure to interest rate variability on its outstanding floating-rate debt. During 2023, Teekay Tankers terminated their interest rate swap agreement that they entered in March 2020. As at March 31, 2024, Teekay Tankers was not committed to any interest rate swap agreements.

During the three months ended March 31, 2023, Teekay Tankers recognized a realized gain of $0.5 million and an unrealized loss of $0.6 million under a now-terminated interest rate swap agreement.

Other - net. Other expense decreased to $1.1 million for the three months ended March 31, 2024, compared to other expense of $2.6 million for the same period in the prior year primarily due to changes in foreign currency exchange rates related to Teekay Tankers' accrued tax and working capital balances.

Income tax recovery (expense). Income tax recovery was $2.8 million for the three months ended March 31, 2024, compared to an expense of $2.6 million for the same period in the prior year. The change was primarily due to the reversal of a certain freight tax liability based on an assessment of Teekay Tankers' tax position for a jurisdiction, a higher recovery related to the expiry of the limitation period in a certain jurisdiction, as well as vessel trading activities relating to Teekay Tankers, offset by higher tax expenses from an increase in net income related to Teekay Parent.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, from providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at March 31, 2024, Teekay Parent had no remaining debt securities outstanding, as described in "Item 1 – Financial Statements: Note 7 – Long-Term Debt".

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements, and the payment of remaining recycling costs associated with the Petrojarl Foinaven FPSO unit, which was disposed of in 2022 and is being green recycled. As at March 31, 2024, Teekay Parent had $291.3 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of Teekay common shares in the open market and certain other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the three months ended March 31, 2024, Teekay Parent repurchased 12,253 Teekay common shares for $86,554, including transactions costs, under the share repurchase program. As at March 31, 2024, the total remaining share repurchase authorization was $19.1 million.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine.

While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of its older vessels.

As of March 31, 2024, Teekay Tankers has one credit facility, the 2023 Revolver, and it had no vessels subject to financing leases. Teekay Tankers' 2023 Revolver is described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. The 2023 Revolver contains covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. If Teekay Tankers does not meet these financial or other covenants, the lenders may declare Teekay Tankers' obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon Teekay Tankers' other liquidity at the time, could significantly affect its short-term liquidity requirements. As at March 31, 2024, Teekay Tankers was in compliance with all covenants under its 2023 Revolver.

Teekay Tankers' 2023 Revolver requires it to make interest payments based on SOFR plus a margin. Depending upon the amount of Teekay Tankers' floating-rate credit facilities and balance from time to time, significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at March 31, 2024, Teekay Tankers was not committed to any interest rate swap agreements.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchase of common shares under its share repurchase program, providing funding to its equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2024	2023
Net operating cash flows	130,403	155,433
Net financing cash flows	(144,869)	(214,088)
Net investing cash flows	85,066	1,306

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency exchange rates. Historically, Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in its and our operating cash flows as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow decreased to $130.4 million for the three months ended March 31, 2024, from $155.4 million for the three months ended March 31, 2023. This decrease to operating cash flows was primarily due to a $53.5 million decrease in income from operations (before depreciation and amortization and gain on sale of assets), partially offset by a $9.4 million decrease in net interest expense and a $18.2 million decrease in cash outflows related to changes in net working capital compared to the same period in 2023. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows

At times, we use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled debt repayments decreased by $21.2 million to $nil in the three months ended March 31, 2024, compared to the same period last year, due to the maturity of our remaining Convertible Notes in 2023.

During the three months ended March 31, 2024, Teekay Tankers made prepayments of $137.0 million on its finance lease obligations, compared to $164.2 million, in the same period last year.

During the three months ended March 31, 2024, Teekay repurchased approximately 12,253 shares (March 31, 2023 - 2.7 million) of its common stock for $0.1 million (March 31, 2023 - $14.8 million), or an average price of $7.06 per share (March 31, 2023 - $5.44).

During the three months ended March 31, 2024, Teekay Tankers paid cash dividends to non-controlling interests of $6.1 million and received proceeds of $2.8 million upon exercise of stock options.

Investing Cash Flows

During the three months ended March 31, 2024, we reduced our short-term investments by $62.2 million, Teekay Tankers incurred capital expenditures for vessels and equipment of $0.6 million and Teekay Tankers received proceeds of $23.4 million from the sale of one Aframax / LR2 tanker.

During the three months ended March 31, 2023, we reduced our short-term investments by $1.7 million and Teekay Tankers incurred capital expenditures for vessels and equipment of $0.4 million.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objectives of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital and seek to ensure that cash investments can be sold readily and efficiently and provide an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash flows provided by operations and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. The primary objectives of Teekay Parent’s cash management policy are to preserve capital, to seek to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments was $291.3 million as at March 31, 2024, compared to $287.4 million as at December 31, 2023. This increase was primarily the result of the receipt of cash dividends from Teekay Tankers and changes in working capital.

The following table summarizes Teekay Parent’s contractual obligations as at March 31, 2024, that relate to the 12-month period following such date and those in subsequent periods. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with expected cash flow from operations, will be sufficient to meet our cash requirements.

		12 Months Following March 31, 2024	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2025	2026	2027	2028	2028
U.S. Dollar Denominated Obligations
Asset retirement obligations (1)	3.1	3.1	—	—	—	—	—
Total	3.1	3.1	—	—	—	—	—
(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. In August 2022, at the end of the bareboat charter for the unit, Teekay Parent received a lump sum payment of $11.6 million from the charterer, which Teekay Parent expects will cover all of the cost of green recycling the FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. The primary objectives of Teekay Tankers' cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and provide an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report.

For information on Teekay Tankers' dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facility, increased by $4.4 million during the three months ended March 31, 2024, from $687.1 million as at December 31, 2023 to $691.5 million as at March 31, 2024. The increase during the three months ended March 31, 2024, was primarily a result of the following events or changes during the first quarter of 2024: $129.7 million of net operating cash inflow during the first quarter of 2024, $23.4 million received from the sale of one Aframax / LR2 tanker and $2.8 million of proceeds received upon the exercise of stock options during the first quarter of 2024; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $8.6 million of cash dividends paid on common shares; $5.2 million of scheduled repayments of obligations related to finance leases and $0.4 million of expenditures for capital upgrades for vessels and equipment.

Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at March 31, 2024. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, Teekay Tankers' financial condition, and the condition of credit markets at such time. In addition, as at March 31, 2024, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 50% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity as at March 31, 2024, combined with cash it expects to generate during the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' contractual obligations as at March 31, 2024:

		12 Months Following March 31, 2024	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2025	2026	2027	2028	2028
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases)(1)	122.3	56.1	23.3	18.8	11.2	6.3	6.6
Total	122.3	56.1	23.3	18.8	11.2	6.3	6.6
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of chartered-in leases signed as of March 31, 2024.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 14 – Income Tax Recovery (Expense)" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at March 31, 2024, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $19.7 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, existing or future climate control legislation, or other regulatory initiatives that restrict emissions of greenhouse gases, could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires Teekay Tankers to acquire allowances related to Teekay Tankers' greenhouse gas emissions as outlined in "Item 1 – Financial Statements: Note 1 – Basis of Presentation", "Item 1 – Financial Statements: Note 5 – Intangible Assets" and "Item 1 – Financial Statements: Note 6 – Accrued Liabilities and Other and Other Long-Term Liabilities" of this report. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2024.

NON-GAAP FINANCIAL MEASURE

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles Teekay Tankers' net revenues with income from operations from the conventional tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2024	2023
Teekay Tankers - Conventional Tankers Segment
Income from operations	139,241	181,851
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	37,495	38,182
Time-charter hire expenses	19,516	12,945
Depreciation and amortization	23,318	23,975
General and administrative expenses	13,843	12,269
Gain on sale of vessel	(11,601)	—
Restructuring charges	—	1,248
Net revenues	221,812	270,470

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2024, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the impact of the commissioning of the Trans Mountain Pipeline expansion;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of the Israel-Hamas conflict or the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions and the persistence of altered trade patterns;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•the impact on us and the maritime industry of being included in the EU ETS;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows;
•our business strategy and other plans and objectives for future operations, including our expectations regarding our ability to pursue future investments;
•our expectations regarding the anticipated time and cost to green recycle the Petrojarl Foinaven FPSO unit;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•Teekay Tankers’ dividend policy and the declaration or payment of any future dividends on our common shares, and its share repurchase program and any future repurchases completed pursuant to such program and Teekay's own share repurchase program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations, if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; spot tanker market rate fluctuations; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; competitive factors in the markets in which we operate; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations, including the recent inclusion of the maritime industry in the EU ETS; political, governmental and economic instability in the regions and markets in which we operate; the impact of the geopolitical tensions and conflicts, including the Hamas-Israel conflict, the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; the application of sanctions to us or any of our counterparties or joint venture parties; changes in global economic conditions, including the potential effects of inflation; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to any disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; higher than expected operating expenses and/or drydocking expenditures; our levels of available cash and cash reserves and the declaration of any future dividends by Teekay Tankers’ Board of Directors; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities or refinance our vessels; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2024
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which could materially affect our business, financial condition or results of operations, the price and value of our securities and Teekay Tankers' ability to pay dividends on its common shares.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.
Item 5 – Other Information
Not applicable.
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 10, 2024	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)